UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE

Mail Stop 5546
								August 18, 2006

Via Facsimile (86-10) 848 86 260 and US Mail

Chen Geng
Chairman of the Board of Directors
PetroChina Company Limited
16 Andelu
Dongcheng District
Beijing, 100011
The People`s Republic of China

	Re:	PetroChina Company Limited
		Form 20-F for the Fiscal Year Ended December 31, 2005
		Filed June 20, 2006
		Form 6-K filed June 30, 2005
 		Response Letter Dated July 31, 2006
      File No. 1-15006

Dear Mr. Geng:

      We have reviewed your response dated July 31, 2006 and have the following comments. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. You state that you account for China National United Oil Corporation ("China Oil") on the equity basis in your consolidated financial statements. Please tell us the nature of your affiliated relationship with China Oil, including the percentage of voting shares held by you and any control you exercise through directorships or shared senior management.
2. You indicate that the revenues generated from your indirect contact with China Oil are not material to your financial performance. Please quantify the revenues you recognize that are attributed to China Oil, and advise us whether you maintain a financial barrier between you and China Oil`s Sudanese operations or otherwise have taken steps to ensure that your revenues from China Oil are derived only from that affiliate`s non-Sudanese operations.
3. Advise us whether the sale of Sudanese oil by China Oil conforms with the carve-out of Sudanese operations as set forth in section 2C of the Form 6-K and the definitions of "Businesses" and "Specified Areas" in the Form 6-K.
4. You state that you do not know whether any dividends, loans or payments to CNPC have been used to fund operations in Iran, Syria or
Sudan. It appears, therefore, that financial transfers to your controlling shareholder may fund operations in countries identified as terrorist-sponsoring states by the U.S. State Department. Please expand your materiality analysis to take into account such indirect contacts.
5. You state that you believe that neither your indirect contacts with Sudan nor CNPC`s operations in Iran, Syria and Sudan have had any adverse impact on your business reputation or share value. Please discuss the principal factors underlying your belief. In this regard, we note published reports that certain institutional investors, including Harvard University, Stanford University and the
California State Teachers` Retirement System, have decided to divest your securities due to your ties to Sudan and CNPC`s activities in Sudan and other terrorist-sponsoring states.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please contact James Lopez at (202) 551-
3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.


								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Roger Schwall
		Assistant Director
		Division of Corporation Finance
Chen Geng
PetroChina Company Limited
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